SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                          SCHEDULE 13G
           Under the Securities Exchange Act of 1934
                       (Amendment No. 9)*


                   AVONDALE INDUSTRIES, INC.
                        (Name of Issuer)


                 Common Stock, $1.00 par value
                 (Title of Class of Securities)


                          054350-10-3
                         (CUSIP Number)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                            CUSIP No. 054350-10-3

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     1)   Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Administrative  Committee of the  Avondale  Industries,
          Inc.
          Employee Stock Ownership Plan
          I.R.S. Identification No. 72-109829P
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     2)   Check  the Appropriate Box if a Member of a Group  (See
          Instructions)
          (a)                                               _____
          (b)                                               _____
                         Not Applicable
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     3)   SEC Use only
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     4)   Citizenship or Place of Organization - Louisiana
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  Number of
 Shares Bene-                      5)  Sole Voting Power                  30,956
   ficially                        ---------------------------------------------
   Owned by
Each Reporting                     6)  Shared Voting Power                   N/A
    Person                         ---------------------------------------------
     With
                                   7)  Sole Dispositive Power          2,835,131
                                   ---------------------------------------------

                                   8)  Shared Dispositive Power              N/A

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     9)   Aggregate Amount Beneficially Owned by Each
          Reporting Person                              2,835,131
-----------------------------------------------------------------

     10)  Check if the Aggregate Amount in Row (9)
          Excludes Certain Shares (See Instructions)          N/A
-----------------------------------------------------------------

     11)  Percent of Class Represented by Amount
          in Row 9                                         19.56%
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     12)  Type of Reporting Person (See Instructions)        EP
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Item 1(a).     Name of Issuer:

                    Avondale Industries, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

                    5100 River Road
                    Avondale, Louisiana  70094

Item 2(a).     Name of Person Filing:

                    Administrative Committee of Avondale
                    Industries, Inc. Employee Stock Ownership Plan

Item 2(b).     Address of Principal Business Office:

                    5100 River Road
                    Avondale, Louisiana  70094

Item 2(c).     Citizenship:

                    Louisiana

Item 2(d).     Title of Class of Securities:

                    Common Stock, $1.00 par value per share

Item 2(e).     CUSIP Number:

                    054350-10-3

Item 3.        Statement Filed Pursuant to Rules 13d-1(b) or
               13d-2(b):

                    Not Applicable

Item 4.        Ownership:

               (a)  Amount Beneficially Owned           2,835,131
               (b)  Percent of class                       19.56%
               (c)  Number of shares as to which such person has:

                     (i)  sole power to vote or to
                          direct the vote                  30,956
                    (ii)  shared power to vote or to
                          direct the vote                     N/A
                   (iii)  sole power to dispose or to
                          direct the disposition of     2,835,131
                    (iv)  shared power to dispose or to
                          direct the disposition of           N/A

Item 5.        Ownership of Five Percent or Less of a Class.

                    Not applicable.

Item 6. Ownership of More Than Five Percent on behalf of Another Person:

               Dividends paid on shares allocated to the accounts of participants in the Avondale Industries, Inc. Employee Stock Ownership Plan are credited to those accounts or paid directly to participants in the discretion of the Administrative Committee.

Item 7.        Identification  and  Classification  of  the
               Subsidiary Which Acquired the Security  Being
               Reported on by the Parent Holding Company:

                    Not Applicable

Item 8. Identification and Classification of Members of the Group:

                    Not Applicable.

Item 9.        Notice of Dissolution of Group:

                    Not Applicable.

Item 10.       Certification:

               By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                           SIGNATURE


     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct as of December 31, 1997.


                                   Administrative Committee of
      February 13, 1998            Avondale Industries, Inc.
   -----------------------         Employee Stock Ownership Plan
             DATE

                                   /s/ R. Dean Church
                                   ------------------------
                                   R. Dean Church, Chairman


                                   /s/ Blanche Barlotta
                                   ------------------------
                                   Blanche Barlotta, Member


                                   /s/ Rodney J. Duhon, Jr.
                                   ------------------------
                                   Rodney J. Duhon, Jr., Member


                                   /s/ Ernest F. Griffin, Jr.
                                   --------------------------
                                   Ernest F. Griffin, Jr., Member


                                   /s/ Eugene E. Blanchard, Jr.
                                   ----------------------------
                                   Eugene E. Blanchard, Jr., Member